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                                                                    Exhibit 99.2
                                  ALTAREX CORP.

                                      PROXY

          SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF
                     SHAREHOLDERS TO BE HELD ON MAY 3, 2000

The undersigned holder of common shares ("Common Shares") in the capital of AltaRex Corp. (the "Corporation") hereby appoints Richard E. Bagley, President and Chief Executive Officer of the Corporation, or failing him, Edward M. Fitzgerald, Senior Vice President, Chief Financial Officer and Secretary of the
Corporation, or instead of either of the foregoing,.............................
 ................................................................................
as proxyholder, with full power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on May 3, 2000 at 3:00 p.m. (Toronto time), and at any adjournment thereof, and the undersigned hereby revokes any proxy previously given to attend, act and vote at the Meeting for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the election as directors of the Corporation each of the nominees, each of whom is described in more detail in the Management Information Circular of the Corporation dated March 27, 2000 (the "Circular") prepared in connection with the Meeting.

2.   FOR [ ] or WITHHOLD FROM VOTING FOR [ ] the appointment of Arthur
     Andersen LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors to determine their remuneration.

3. FOR [ ] or AGAINST [ ] the resolution, with or without variation, approving an amendment to the stock option plan of the Corporation (the "Plan") increasing the maximum number of Common Shares reserved for issuance thereunder from 4,180,000 to 11,500,000, the full text of which is set out in Schedule "A" to the Circular.

4. FOR [ ] or AGAINST [ ] the resolution, with or without variation, approving an amendment to the articles of the Corporation to consolidate all issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares at the discretion of the Board of Directors at any time prior to the next meeting of Shareholders, the full text of which is set out in Schedule "B" to the Circular.

5. On any amendments or variations to matters identified in the notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

The Common Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. IN THE ABSENCE OF ANY INSTRUCTIONS ABOVE, THIS PROXY WILL BE VOTED AT THE MEETING FOR THE RESOLUTIONS REFERRED TO IN ITEMS 1, 2, 3 AND 4 ABOVE. IF ANY AMENDMENT OR VARIATION TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING WHICH ACCOMPANIES THIS PROXY IS PROPOSED AT THE MEETING OR AT ANY ADJOURNMENT THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON ANY SUCH AMENDMENT OR VARIATION OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE APPOINTED PROXYHOLDER.


                                      DATED this      day of            , 2000.*


                                      ------------------------------------------
                                             Signature of Shareholder**


                                      ------------------------------------------
                                           Signature of jointholder (if any)


                                      ------------------------------------------
                                                Please Print Name(s)

                                      *  If this proxy is not dated, it shall be
                                         deemed to bear the date on which it is
                                         mailed by management.

                                      ** This proxy must be signed by the
                                         shareholder or his or her attorney duly
                                         authorized in writing or, if the
                                         shareholder is a body corporate, it
                                         must be executed under its corporate
                                         seal or by an officer or attorney
                                         thereof duly authorized. Persons
                                         signing as attorneys, executors,
                                         administrators, trustees, etc., should
                                         so indicate and provide satisfactory
                                         evidence of such authority.


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                                      NOTES:

                                      1. A SHAREHOLDER HAS THE RIGHT TO APPOINT
                                         A PROXYHOLDER OTHER THAN THE PERSONS
                                         DESIGNATED IN THIS PROXY AS HIS OR HER
                                         NOMINEE TO ATTEND AND ACT FOR HIM OR
                                         HER AND ON HIS OR HER BEHALF AT THE
                                         MEETING. TO EXERCISE SUCH RIGHT, THE
                                         SHAREHOLDER SHOULD INSERT THE NAME OF
                                         HIS NOMINEE IN THE BLANK SPACE PROVIDED
                                         FOR THAT PURPOSE ABOVE OR COMPLETE
                                         ANOTHER PROXY.

                                     2.  Shareholders who are unable to attend
                                         the Meeting are requested to complete
                                         this proxy and return it to the
                                         Corporation's transfer agent, Montreal
                                         Trust Company of Canada 6th Floor, 530
                                         - 8th Avenue S.W., Calgary, Alberta,
                                         T2P 3S8, Attention: Corporate Trust
                                         Department.

                                     3.  In order to be valid, proxies must be
                                         received by Montreal Trust Company of
                                         Canada on or before 5:00 p.m. (Calgary
                                         time) on the last business day
                                         preceding the date of the Meeting or
                                         any adjournment thereof or deposited
                                         with the Chairman of the Meeting before
                                         the commencement of the Meeting.